FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2004

Pan American Silver Corp

(Translation of registrant’s name into English)

1500-625 HOWE STREET
VANCOUVER BC CANADA V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

NAME AND ADDRESS OF COMPANY

Pan American Silver Corp. (the “Company”)

1500 – 625 Howe Street

Vancouver, British Columbia  V6C 2T6

ITEM 2.

DATE OF MATERIAL CHANGE

November 22, 2004

ITEM 3.

NEWS RELEASE

A news release was issued by the Company on November 22, 2004 at Vancouver, British Columbia and distributed through the facilities of Canada NewsWire.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Company announced today that it has sold its 20% interest in the Dukat silver mine in Magadan State, Russia to OAO MNPO Polimetall, the mine’s 80% owner and operator, for up to $43 million. Pan American has received $20.5 million in cash and is to receive up to $22.5 million in contingent future payments.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

Pan American Silver Corp. announced today that it has sold its 20% interest in the Dukat silver mine in Magadan State, Russia to OAO MNPO Polimetall, the mine’s 80% owner and operator, for up to $43 million. Pan American has received $20.5 million in cash and is to receive up to $22.5 million in contingent future payments.

The future payments are to be made annually based on the yearly average silver price, and range from no payment at a silver price of less than $5.50/oz, to $8 million if the average silver price for the year exceeds $10/oz. The agreement also includes provisions for early payment of remaining future payments on the occurrence of certain events, such as a public share offering by Polimetall.

Pan American acquired the Dukat mining concessions in 1996 and embarked on the financing and construction of a new mine until a dispute over the property’s existing mill and infrastructure suspended the project in 2000. That same year, Pan American settled for a 20% carried interest in the project and wrote off its entire $37 million investment in Dukat.

1500-625 HOWE STREET, VANCOUVER,  BC CANADA V6C 2T6 . TEL 604.684.1175  FAX 604.684.0147

www.panamericansilver.com

According to Pan American Chairman, Ross Beaty: “Dukat was a difficult chapter in the Company’s evolution and we are happy to bring it to a positive conclusion. The $20.5 million we have already received will be used for the construction of Alamo Dorado and Manantial Espejo, two of our development projects, and of course we are always pursuing additional acquisitions.”

The Company will record a gain of $20.34 million on the sale, net of transaction costs, in the fourth quarter of 2004. Future payments will be recorded as income as they are realized.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7.

OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.

EXECUTIVE OFFICER

For further information, please contact:

Name:

Brenda Radies

Office:

Vice President Corporate Relations

Telephone:

(604) 684-1175

ITEM 9.

DATE OF REPORT

DATED at Vancouver, British Columbia, this 22nd day of November, 2004.

“Signed”

Brenda Radies Vice President, Corporate Relations

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp

(Registrant)

By:/s/ Ross J. Beaty

(Signature)

Ross J. Beaty, Chairman

Date: November 22, 2004